

Mail Stop 4631

June 7, 2016

Via E-Mail
Gordon G. Pratt
Chief Executive Officer
1347 Capital Corp.
150 Pierce Road, 6th Floor
Itasca, IL 60143

  Re: 1347 Capital Corp.
    Amendment No. 2 to Registration Statement on Form S-4
    Filed June 1, 2016
    File No. 333-210772

Dear Mr. Pratt:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2016 letter.

Proposal No. 2 – Approval of the Second Amended and Restated Certificate of Incorporation, page 98

1. Please ensure that the proxy card is marked "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1).

2. Please revise the proxy card to clarify which proposals are conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3) and the Staff's guidance in its Proxy Rules and Schedule 14A C&DI Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context (updated October 27, 2015).

Financial Statements for 1347 Capital Corp.

Note 9— Subsequent events, page F-25

3. We note your response to comment 5 in our letter dated May 27, 2016. It is not clear whether there is at least a reasonable possibility that a loss exceeding any amounts already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Financial Statements for Limbach Holdings LLC and Subsidiaries

Joint Ventures, page F-37

4. We note your response to comment 6 in our letter dated May 27, 2016. Please expand your disclosures to address the following:

- Discuss your exposure to losses under your arrangements with joint venture partners specifically if partners fail to perform under their subcontracts;

- Quantify your exposure to these losses; and

- Address whether you have historically incurred any losses related to these exposures with specific reference to the periods presented.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Joel L. Rubinstein, Esq.